

13003866

NO ACT

PE 10/29/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 0 6 2013

Washington, DC 20549

December 6, 2013

Act: 1934
Section:
Rule: 14a-8 (DO3)
Public
Availability: 12-6-13

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company
Incoming letter dated October 29, 2013

Dear Ms. Brown:

This is in response to your letter dated October 29, 2013 concerning the shareholder proposal submitted to Disney by William Steiner. We also have received a letter on the proponent's behalf dated October 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 29, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

We are unable to concur in your view that Disney may exclude portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Disney may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

October 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Walt Disney Company (DIS)
Limit Accelerated Executive Pay
William Steiner

Ladies and Gentlemen:

This is in regard to the October 29, 2013 company request concerning this rule 14a-8 proposal.

The core company argument is on page 6 and the first paragraph of page 7.

The company comment regarding Lead Director is at least incomplete because the proposal supporting statement does not claim that there was no Lead Director on January 1, 2013.

In regard to the FCPA text the company provides no independent article or report that rebuts the company claim.

In regard to the text on 94% the company provides no independent article or report that rebuts the company claim.

The company comment regarding related-party transactions is at least incomplete because the proposal supporting statement does not claim that the related-party transactions applied to only 2013.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Patterson <Roger.Patterson@disney.com>

[DIS: Rule 14a-8 Proposal, September 17, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D in governance and F in executive pay. Robert Iger received $40 million – CEO pay was extreme relative to Disney's peers. Our CEO pension was also excessive relative to peers. Disney paid long-term incentives to our CEO for below-median performance compared to peers. Unvested equity pay would not lapse if our CEO were terminated. Disney did not link environmental or social performance to its executive incentive pay.

Directors Aylwin Lewis, Fred Langhammer, John Chen and Susan Arnold received more than 10% in negative votes. Aylwin Lewis and Orin Smith were negatively flagged by GMI due to their directorships at companies that filed for bankruptcy: Halliburton and Washington Mutual respectively. We did not have an Independent Lead Director. There was not one non-executive director who had general expertise in risk management.

GMI said Disney came under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices and had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act, or other bribery or corruption violations.

There were consumer privacy violations and Disney had a workplace safety event. Disney was not a UN Global Compact signatory and had not implemented OSHAS 18001 as its occupational health and safety management system.

There was a potential stock dilution of 10%. Disney had a higher shareholder class action litigation risk than 94% of all rated companies. There were related-party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 29, 2013

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We are writing on behalf of our client, the Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") certain portions of a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by William Steiner (the "Proponent") relating to limiting acceleration of vesting of equity awards in the event of a change in control.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the below identified portions of the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that such statements are materially false and misleading in violation of Rule 14a-9.

Pursuant to Exchange Act Rule 14a-8(j), as amended, and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") the Company is submitting electronically to the Commission this letter and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On September 17, 2013, the Company received the Shareholder Proposal from the Proponent, requesting that the Company include in the Company's Proxy Materials the following resolution relating to limiting acceleration of vesting of equity awards in the event of a change in control:

> Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not [sic] affect any contractual rights in existence on the date this proposal is adopted.
>
> The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

The supporting statement included in the Shareholder Proposal states as follows:

> This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:
>
> GMI Ratings, an independent investment research firm rated our company D in governance and F in executive pay. Robert Iger received $40 million – CEO pay was extreme relative to Disney's peers. Our CEO pension was also excessive relative to peers. Disney paid long-term incentives to our CEO for below-median performance compared to peers. Unvested equity pay would not

lapse if our CEO were terminated. Disney did not link environmental or social performance to its executive incentive pay.

Directors Aylwin Lewis, Fred Langhammer, John Chen and Susan Arnold received more than 10% in negative votes. Aylwin Lewis and Orin Smith were negatively flagged by GMI due to their directorships at companies that filed for bankruptcy: Halliburton and Washington Mutual respectively. We did not have an Independent Lead Director. There was not one non-executive director who had general expertise in risk management.

GMI said Disney came under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices and had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act, or other bribery or corruption violations.

There were consumer privacy violations and Disney had a workplace safety event. Disney was not a UN Global Compact signatory and had not implemented OSHAS 18001 as its occupational health and safety management system.

There was a potential stock dilution of 10%. Disney had a higher shareholder class action litigation risk than 94% of all rated companies. There were related-party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]

Basis for Exclusion

We respectfully request that the Staff concur in our view that the supporting statement should be excluded in its entirety as irrelevant, with the exception of the second paragraph (which relates to executive compensation generally) pursuant to Rule 14a-8(i)(3), which provides that a shareholder proposal or portions thereof may be omitted from a company's proxy statement if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In the alternative, we request that the Staff concur in our view that the below identified portions of the Shareholder Proposal may be excluded on this same basis.

Certain Portions of the Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because They Contain Materially False or Misleading Statements in Violation of Rule 14a-9

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal or supporting statement that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

As set out in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), exclusion of all or part of a proposal or supporting statement may be appropriate where (i) the statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; (ii) the company demonstrates objectively that a factual statement is materially false or misleading; or (iii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. SLB 14B was issued to address the increasing numbers of no-action requests in which companies sought no-action relief based on a broad range of deficiencies, of varying degrees of materiality, within a proposal's supporting statement. In issuing SLB 14B, the Staff clarified its position on the application of Rule 14a-8(i)(3) with regard to false and misleading statements, and specified the circumstances under which relief would be appropriate. Since publication of SLB 14B, the Staff has selectively allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements. We believe that the statements that we identify below fall squarely within the circumstances set out in SLB 14B, and in which the Staff now provides no-action relief.

A significant majority of the supporting statement included in the Shareholder Proposal is comprised of assertions that are unrelated and irrelevant to the topic of the shareholder proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. The Shareholder Proposal relates to accelerated vesting of equity awards on a change in control, while only one paragraph of the supporting statement relates to executive compensation at all, albeit not to the subject of the Shareholder Proposal. One paragraph relates to director independence and expertise, two paragraphs relate to alleged investigations, proceedings and violations concerning the Company and one relates to potential stock dilution, class action litigation risk and related-party transactions. Even the Proponent acknowledges that the supporting statement is unrelated to the Shareholder Proposal by including the following sentence at the end of the supporting statement – "Returning to the core topic of this proposal from the context of our clearly improvable corporate governance." The Proponent does not link these items to the Shareholder Proposal, but merely states that the Shareholder Proposal "should also be more favorably evaluated due to the deficiencies in [the] company's corporate governance as reported in 2013." None of the alleged deficiencies would be addressed by the Shareholder Proposal. Therefore, they are irrelevant and misleading, in addition to, in certain instances, being objectively false.

The Proponent should not be allowed to misuse the shareholder proposal process by raising irrelevant, false and misleading matters regarding the Company, thus providing a public forum to raise supposed grievances that bear no reasonable relation to the subject matter of the Shareholder Proposal. Moreover, the inclusion of these statements puts the Company in the unfortunate position of either responding to these matters in the proxy statement, adding further disclosure that is irrelevant and distracting to shareholders, or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised by the Proponent. Exclusion of the irrelevant portions of the Shareholder Proposal would further investor protection by focusing the disclosure on the most important matters presented in the proxy statement rather than burdening investors with lengthy and distracting disclosures.

While we believe that the supporting statement as a whole is irrelevant to the topic of the Shareholder Proposal and a misuse of the supporting statement by the Proponent, we are particularly concerned about the statements discussed below, which are objectively and materially false or misleading, and, in certain instances, make charges of improper, illegal or immoral conduct or association without factual foundation. To the extent that the Staff does not concur that the supporting statement may be excluded in its entirety (other than the second paragraph), we ask that the Staff concur in exclusion of the following portions of the supporting statement.

Each of these statements is unrelated and irrelevant to the Shareholder Proposal. For example, in the first instance, the statement relates to whether the Company has an independent lead director, whereas the Shareholder Proposal relates to accelerated vesting of equity awards upon a change in control. Merely stating that the composition of the board of directors is related to the Shareholder Proposal because it relates to corporate governance "deficiencies" is insufficient to render the topic of this sentence relevant to the Shareholder Proposal at issue. This, and each of the other portions of the supporting statement identified below, fails to discuss the merits of the Shareholder Proposal or to provide the Company's stockholders with any information that would aid them in deciding whether or not to vote in favor of the Shareholder Proposal. If these statements are included in the Proxy Materials, the Company believes there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Company "[d]id not have an Independent Lead Director"

This statement is objectively and materially false and misleading. As disclosed in the Company's 2013 definitive proxy statement, dated January 18, 2013, the Company's board of directors appointed Orin Smith as independent Lead Director and amended the Company's Corporate Governance Guidelines accordingly. There has been no time since the Board appointed an Independent Chairman of the Board in March 2004 that the Board has not had either an independent chairman or an independent Lead Director.

"GMI said Disney [] had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act, or other bribery or corruption violations"

This statement is objectively and materially false and misleading, as the Company has not been subject to any "fine, settlement or conviction for Foreign Corrupt Practices Act," or any "other bribery or corruption violations" at any time over at least the past five years. As set out in SLB 14B, this statement violates Rule 14a-9 by implying that the Company has been found to have been involved in very serious illegal activities without factual foundation.

The Company "had a higher shareholder class action litigation risk than 94% of all rated companies"

This statement is vague and misleading, as it does not provide any indication of the metric used for determining shareholder class action litigation risk, the identity of the "rated companies," or the time period to which this alleged statistic relates. Without context, shareholders will be unable to determine the credibility of the cited statistic, or its relevance to the proposal on which they are being asked to vote.

"There were related-party transactions"

This statement is vague and misleading, and impugns the character, integrity and personal reputation of the Company's management without factual foundation. Not only does it imply that the Company has engaged in numerous related-party transactions, but it also suggests that it has done so recently and that there is something untoward about engaging in related-party transactions, none of which is the case. As disclosed in the Company's 2013 definitive proxy statement, dated January 18, 2013, during fiscal year 2012, there were no transactions requiring disclosure with, or with an immediate family member of, directors, executive officers or persons who were the beneficial owners of more than 5% of the Company's outstanding shares during the fiscal year. The most recent related-party transactions involving the Company were disclosed in the Company's 2012 definitive proxy statement, and related to the Company's 2011 fiscal year, which ended more than two years ago. Moreover, these transactions were approved by the Company's Governance and Nominating Committee under its Related Person Transaction Approval Policy and related to ongoing transactions with entities related to FMR LLC, an institutional holder of the Company's shares whose ownership of shares from time to time crosses the 5% threshold. In addition, the related-party transactions that the Company has reported do not, by any stretch, constitute governance deficiencies. The transactions reported by the Company for fiscal 2011 were with a large mutual fund company that holds shares in multiple separately managed accounts that are aggregated pursuant to the Commission's beneficial ownership rules. From time to time, that shareholder's aggregated shareholdings exceed the 5% threshold, as happened in fiscal 2011. The transactions were all entered into on an arms' length basis on terms that were generally established when the holder was not a 5% holder and were approved by the independent directors comprising the Governance and Nominating Committee. The mere fact that the holder crossed the 5% ownership threshold in some years does not render these transactions questionable in any way. Therefore, if the statement is included in the Proxy Materials, it would be misleading and confusing to shareholders on multiple fronts, including with regard to the significance of the Company having had related-party transactions, and, of more concern, by suggesting that the Company does not deal in arms-length transactions to maximize value for its shareholders. This indirectly impugns the character, integrity and personal reputation of the Company's management, as it suggests that management does not support good corporate governance and questions management's independence and commitment to the Company without factual foundation.

Each of the foregoing statements should be excluded from the Shareholder Proposal because, if included, the Company would be compelled to refute each of the statements, even though they are not reasonably related to the subject matter of the Shareholder Proposal. As noted above, the additional disclosure required to demonstrate that these statements are objectively false would only add to the bulk of the disclosure provided to shareholders and distract from the matters appropriately included in the proxy statement.

As noted above, since publication of SLB 14B, the Staff has selectively allowed the exclusion of proposals under similar circumstances. For example, in Entergy Corporation (February 14, 2007), the Staff concurred in exclusion of a proposal under Rule 14a-8(i)(3) on the basis that it was materially false or misleading under Rule 14a-9. In that case, the proposal called for a vote on an advisory management resolution to approve the compensation committee report. The company argued that the supporting statement made false assertions regarding the effect of the advisory vote, as well as about levels of executive compensation, corporate governance practices and board committee participation, made impugning statements concerning directors without factual foundation, and alleged corporate governance deficiencies that were not relevant to the substance of the proposal. Similarly, in Energy East Corporation (February 12, 2007), the Staff concurred in exclusion under Rule 14a-8(i)(3) of a proposal calling for a vote on an advisory management resolution to approve the compensation committee report on the basis that it was materially false or misleading under Rule 14a-9. In addition to arguing that the proposal was false and misleading because the form of report referenced in the proposal would no longer be included in the company's proxy statement, the company also argued that the supporting statement included materially false and misleading factual statements, including with regard to the level of CEO pay and whether the company had an independent lead director. *See also*, Bob Evans Farms, Inc. (June 26, 2006) (concurring in exclusion of portions of the supporting statement of a proposal to declassify the board on the basis that the excluded statements were false and misleading).

Rather than providing shareholders with information relevant to the topic of the Shareholder Proposal, the Proponent instead uses the supporting statement to mischaracterize the Company's record on corporate governance. Not only does the supporting statement include objectively and materially false and misleading statements, it also is sufficiently irrelevant to result in shareholder confusion about what, precisely, they are voting on. This is an inappropriate use of the supporting statement and constitutes a violation of Rule 14a-9.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude from its Proxy Materials the supporting statement in its entirety, with the exception of the second paragraph, on the basis that these portions of the Shareholder Proposal are irrelevant to the Shareholder Proposal and, in certain instances, are objectively and materially false and misleading, in violation of Rule 14a-9. Alternatively, we request that the Staff concur in exclusion of the portions of the supporting statement identified above, on the same basis.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

John Chevedden

FISMA & OMB Memorandum M-07-16

William Steiner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Robert A. Iger
Chairman
The Walt Disney Company (DIS)
500 S Buena Vista St
Burbank CA 91521
PH: 818 560-1000
FX: 818-560-1930, -2092

Dear Mr. Iger,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

9-11-13
Date

cc: Alan N. Braverman
Secretary
Roger Patterson <Roger.Patterson@disney.com>
Assistant Secretary

[DIS: Rule 14a-8 Proposal, September 17, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D in governance and F in executive pay. Robert Iger received $40 million – CEO pay was extreme relative to Disney's peers. Our CEO pension was also excessive relative to peers. Disney paid long-term incentives to our CEO for below-median performance compared to peers. Unvested equity pay would not lapse if our CEO were terminated. Disney did not link environmental or social performance to its executive incentive pay.

Directors Aylwin Lewis, Fred Langhammer, John Chen and Susan Arnold received more than 10% in negative votes. Aylwin Lewis and Orin Smith were negatively flagged by GMI due to their directorships at companies that filed for bankruptcy: Halliburton and Washington Mutual respectively. We did not have an Independent Lead Director. There was not one non-executive director who had general expertise in risk management.

GMI said Disney came under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices and had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act, or other bribery or corruption violations.

There were consumer privacy violations and Disney had a workplace safety event. Disney was not a UN Global Compact signatory and had not implemented OSHAS 18001 as its occupational health and safety management system.

There was a potential stock dilution of 10%. Disney had a higher shareholder class action litigation risk than 94% of all rated companies. There were related-party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***


The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2013

VIA OVERNIGHT COURIER

William Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

This letter acknowledges that we received on September 17, 2013, your letter dated September 11, 2013 submitting a proposal for consideration at the Company's 2014 annual meeting of stockholders regarding acceleration of equity awards.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), you must prove your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of September 17, 2013, you continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if your shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if your shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC participant, proof of ownership must be provided by both (1) the bank, broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. You should be able to determine who the DTC participant is by asking your bank, broker or other securities intermediary.

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com



To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares during the time period of one year preceding and including September 17, 2013. The SEC's rules require that any response to be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address on the front of this letter with a copy to me at Roger.Patterson@Disney.com.

If you have any questions regarding the foregoing, please let me know. For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,

Roger J. Patterson

cc: John Chevedden (by e-mail to ***FISMA & OMB Memorandum M-07-16***

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

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(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Post-it® Fax Note 7671	Date 10-3-13 # of pages ▶
To Roger Patterson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 818-560-2092	Fax #

October 3, 2013

William Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc. DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that since September 1, 2012, you have continuously held no less than 500 shares of Walt Disney Co Com (DIS) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrea Fernandez
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13



The Walt Disney Company

Roger J. Patterson
Associate General Counsel

October 7, 2013

VIA OVERNIGHT COURIER

William Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

This letter acknowledges that we received on October 3, 2013, a letter dated October 3, 2013 from TS Ameritrade confirming your ownership of shares of common stock of The Walt Disney Company.

We have now confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2014 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,



Roger J. Patterson

cc: John Chevedden (by e-mail to ***FISMA & OMB Memorandum M-07-16***

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com